SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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December 9, 2011

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:          Top Ships Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
File No. 001-50859

Dear Mr. Shenk:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) filed April 11, 2011 and to the Form 6-K, Second Quarter 2011 Financial Results, furnished on August 3, 2011, of Top Ships Inc. (the “Company”), as provided in a letter to the Company, dated November 17, 2011 (the “Comment Letter”).  This letter sets forth the Company’s responses to the Comment Letter.

For your convenience, the Staff’s comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F For the Year Ended December 31, 2010

Tabular Disclosure of Contractual Obligations, page 80

Comment 1.
As all your debt has been classified as current because of the covenant violations and cross default provisions in all your bank facilities, it is appropriate to reflect the debt as due within 1 year in the contractual obligations table since the debt can be called in for payment at any time. Although you have provided a complete discussion of each debt agreement in narrative form in the pages (81-90) that follow the contractual table, it appears than an additional financial table that supplements your contractual obligations table (and presented before your narrative information on the various debt agreements) may provide additional clarity and ease of analysis for readers. In this regard, the additional financial table should detail the payments for each debt agreement due by periods, as provided in the debt agreements since your outstanding loans require balloon payments and have different repayment terms. You should also provide a headnote to the table disclosing that the entire amount of debt due has been classified as current in the contractual obligation table, as your consolidated financial statements presents the debt as a current liability, as the debt can be called for payment by the lender at any time. We believe this would assist an investor in understanding your liquidity position in a more complete manner.

Securities and Exchange Commission
December 9, 2011

Response:
Using the Staff’s recommendations as guidance, the Company undertakes to revise its disclosure in all future filings and include an additional financial table in relation to debt repayment in order to provide additional clarity and ease of analysis for readers. Specifically we intend to use the following template under Item 7, following the contractual obligations table:

As a supplement to our contractual obligations table, the following schedule sets forth our loan repayment obligations as required under our loan facilities as of December 31, 20xx. Note that the entire amount of debt shown below has been classified as ‘Less than 1 year’ in the contractual obligations table to be consistent with the classification of the debt as a current liability within our consolidated financial statements.  The debt is classified as a current liability as the debt may be called for payment by the lender at any time.

Supplementary Loan Repayment Schedule Table Template (in millions of USD)

Year:	2012	2013	20..	2019
Debt Agreement A	xx	xx	xx	xx
Debt Agreement B	xx	xx	xx	xx

Note 2(j) Impairment of Long-Lived Assets, page F-11

Comment 2.
We note that three vessels have been sold subsequent to year end at losses totaling $105 million. Please tell us what factors changed from the date of your last impairment test performed as of December 31, 2010 when it was determined that the carrying value of the vessels were recoverable. Also tell us whether these factors have impacted the ten vessels currently held. Include in your response whether you plan to perform an additional impairment analysis for these vessels.

Response:
The Company respectfully advises the Staff that at December 31, 2010, consistent with the Company’s accounting policy, an impairment test was performed based on undiscounted cash flows and that undiscounted cash flows exceeded carrying amounts for all vessels tested. As of December 31, 2010, the Company had no intention to sell the vessels, did not have an active program to locate any buyers nor was it marketing the vessels for sale. Accordingly, the undiscounted cash flows used by the Company in the vessel impairment analysis reflect the use and eventual disposal of the vessel through the end of its estimated useful life.

Change in dry bulk charter hire rate and asset value expectations

As of December 31, 2010, the Company had a total of five dry bulk vessels (three Panamax, one Supramax and one Handymax) under time charters, three of which were scheduled to expire during 2011.

Charter rates declined in the first quarter of 2011 compared to 2010 average rates; however management believed that the decline was temporary and the market would improve in the remainder of 2011. At the end of the second quarter of 2011, rates remained at levels similar to those of the first quarter but management changed its outlook for the shipping markets and more specifically, it adopted the expectation that charter rates will decline further in 2011. The table that follows illustrates that management’s expectations were correct.

		Average rate $ per day
3 year TIC		2010	2011 (up to Apr 1st)	2011 (up to Jul 1st)	2011 (up to Nov 25th)
Panamax	modern	19,547	16,500	16,500	14,452
Supramax	modern	17,302	15,250	15,250	13,963
Handymax	modern	13,939	12,750	12,750	11,907
Average daily rate		16,929	14,833	14,833	13,441
Change in average daily rate between periods		28%	-12%	0%	-9%
Industry Sources

Securities and Exchange Commission
December 9, 2011

In conjunction with the charter rates, the Company’s drybulk vessel values also declined from December 31, 2010 to June 30, 2011 by about 20% as shown in the table below.

Vessel Values (all figures in USD million)
Bulkers	4Q '10	2Q '11
Cyclades	30.00	23.0
Amalfi	22.5	19.0
Papillon	23.8	20.0
Astrale	30.0	23.0
Pepito	31.5	24.0
Total	137.8	109.0

Company estimates supported by industry sources

Values continued to drop further after the end of the second quarter.

Change in strategy

In June 2011, management actively started to search for a new time charter for the M/V Astrale, whose charter was due to expire in late July 2011. Based on discussions with brokers, the M/V Astrale would have been re-chartered at rates below management’s expectations and caused the Company to re-assess its business strategy in June 2011. The revised expectation was that drybulk vessels values and charter rates would further decrease and hence a decision was taken to dispose of the vessels with charters expiring in 2011 (i.e., M/V Astrale, M/V Amalfi and M/V Papillon).

The Company commenced activities to market the M/V Astrale and M/V Amalfi for sale and as the criteria in ASC 360 were met these vessels were categorized as held for sale and written down to fair value less costs to sell upon meeting those criteria in June 2011.  The M/V Papillon did not meet the criteria in ASC 360 to be categorized as held for sale as management did not intend to initiate active marketing until closer to the end of the charter. However for the impairment test at June 30, 2011, management assigned a high probability to sell the M/V Papillon upon the expiration of the charter. This assumption significantly reduced the probability weighted undiscounted expected cash flows, which were determined to be lower than the vessel’s carrying value. The Company wrote the vessel, including the time charter attached, down to fair value. Fair value was calculated by the sum of the vessel’s charter free value, as determined by the Company and supported by a broker valuation, and the fair value of the cash flows until the earliest expiration date of the charter at the end of December 2011. As a result, an impairment charge for the three vessels of $101.5 million was recorded in the second quarter of 2011.

The remaining two drybulk vessels for which no impairment charge was recorded (the M/V Cyclades and the M/V Pepito) had time charters expiring in the first quarter of 2014 and the first quarter of 2013, respectively, and hence management assigned a lower probability to sell those vessels at June 30, 2011. However, during August the Company reconsidered its position in relation to these two vessels. In the case of M/V Pepito, the charterers approached the Company to acquire the vessel and discussions are still ongoing. In the case of MV Cyclades, the vessel was sold at a price that the company considered to be above market. The vessel was delivered to her new owner in November and the charter was terminated.

At June 30, 2011, the six 2009-built product tankers had long-term charters that expire between the first quarter of 2018 and the second quarter of 2019. The charter-free market value of the vessels remained below the carrying value and therefore, the Company performed an impairment test by estimating the undiscounted cash flows of the vessels. A low probability to sell those vessels was assigned as management’s intention was to hold those vessels through the remainder of their useful life. As a result, the undiscounted cash flows for those vessels exceeded their net book value and no impairment was recorded. The M/T Ioannis P did not have an indication of impairment since the fair vale exceeded the carrying amount at June 30, 2011. The M/T Delos was chartered in under an operating lease until October 15, 2011.

In accordance with the Company’s accounting policy and ASC 360, the vessels shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  In the case of M/V Papillon, there has been a further drop in its charter free market value since June 30, 2011, and the vessel may be impaired in view of the Company’s intention to dispose of it following the expiration of its charter scheduled in the first to third quarter of 2012.  In the case of M/V Pepito, there is a high probability that the vessel will be sold. As for the remaining six product tanker vessels, management is currently re-evaluating its strategy which may affect the assigned probability of disposing these vessels.

Securities and Exchange Commission
December 9, 2011

Comment 3.
In addition, your risk factor on breach of certain loan covenants on page 15 specifies that a violation of covenants provide the lender with the right to require you to sell vessels in the fleet. Your impairment accounting policy for vessels (long-lived assets), as disclosed on pages 92 and F-11, state that impairment occurs when future undiscounted cash flows expected to be earned by such vessels over their operating lives (or use of the asset) is less than its carrying value. As your accounting policy only states that future undiscounted cash flows are considered over the operating life or use of the asset, it is unclear if your assumptions on impairment and future undiscounted cash flows consider the probability that your lender will require the sale of any vessels. Please tell us in detail if your probability-weighted approach considers any assumptions on the likelihood that the lender may require a sale of an asset(s) prior to the period that you would have sold or eventually dispose of the asset. As a decision to sell a vessel does not appear to be under your unilateral discretion (or control), it appears that your assumptions in your impairment analysis should consider the probability of this event. In your response, please completely and clearly address this specific issue, including additional disclosures that may be required to clarify your accounting policy, accordingly. Lastly, please tell us whether any of the three vessel sales in 2011 were required by your lender.

Response:
The Company intends to revise the risk factor to clarify that the decision to sell a vessel cannot be imposed by a lender.  Specifically, the Company intends to revise the risk factor in all future filings to read as follows: “the lender has the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, the lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred.”

If a lender chooses to foreclose on a vessel, it must provide a notice of default to the borrower, accelerate the relevant loan and otherwise comply with the procedures under the relevant loan agreement and proceed to enforce its rights, including taking control of the mortgaged vessel. As a result, the Company did not assign a probability to the assumption that the lender could require a sale of a vessel in its impairment analysis.

The Company advises the Staff that none of its vessel sales have been imposed by any of the Company’s lenders or is the result of foreclosure.

Form 6-K furnished on August 3, 2011

Comment 4.
We note that as of the date of this release, you were still in breach of loan covenants and that you are still in discussions with these banks to amend covenants or receive waivers for these breaches. We also note that you expect your lenders will not demand payment of your loans before maturity, provided you pay loan installments and accumulated or accrued interest as they fall due. Although the statement of cash flows shows debt payments of $14,383 million for the period ended June 30, 2011, it is not clear as to whether you are in fact current on loan installments and interest. Please tell us whether these payments are current, the status of negotiations with your lenders, and provide us an update on management’s plan for liquidity.

Response:
As of the date of this letter, all principal and interest payments to lenders have been made when due. The Company believes that it will continue to make payments of principal and interest as required under the loan agreements and therefore the Company does not expect that the lenders will declare an event of default. In response to the Staff’s comment, the Company undertakes to revise its disclosure in all future filings and disclose whether it is current or not with loan installments and interest, in order to provide additional clarity and ease of analysis for readers.

With respect to recent developments relating to the Company’s liquidity, on August 24, 2011, the Company entered into the Common Stock Purchase Agreement (the “Purchase Agreement”) with Sovereign Holdings Inc. (“Sovereign”), a company controlled by the Company’s Chief Executive Officer. Under the Purchase Agreement, commonly known as an equity line, Sovereign committed to purchase up to $10 million of the Company’s common shares, to be drawn down from time to time at the request of the Company over a period of 12 months (the “Sovereign Transaction”). Shares purchased under the Agreement are priced at the greater of (i) $0.45 per share and (ii) a per-share price of 35% of the volume weighted average price of the Company’s common shares on the Nasdaq Global Select Market for the previous 12 trading days.

The Sovereign Transaction provided a solution for the Company’s short-term liquidity needs and has allowed the Company to obtain lender approval to sell vessels that were projected to produce cash deficits, by providing the necessary capital to finance shortfalls between the vessels’ selling prices and debt outstanding. As of the date of this letter, the Company has drawn down a total of $7 million under the Purchase Agreement.

The Company is continuing to negotiate with its lenders and at this time, no restructuring has been agreed. Following the sale of the M/T Ioannis, the Company has repaid amounts outstanding under its loan agreement with Royal Bank of Scotland. The Company has secured waivers from Alpha Bank up to February 28, 2012 relating to its $39.0 million loan agreement entered into to partially finance the M/T Lichtenstein, and from Emporiki Bank up to June 30, 2012, relating to its $50.0 million loan agreement entered into to finance the M/T Pepito.

Securities and Exchange Commission
December 9, 2011

The Company advises the Staff that management has various available options to consider in its liquidity plans. In addition to the amount of $3 million available pursuant to the Sovereign Transaction, management may decide to enhance the Company’s liquidity through restructuring its bridge or senior credit facilities, borrowing cash from the Company’s CEO or by selling vessels that would release equity to be used as working capital. Management will consider the Company’s specific liquidity needs as well as market conditions in considering its options.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours, SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece

December 9, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lyn Shenk

Re:          Top Ships Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
File No. 001-50859

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Top Ships Inc.

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer